Exhibit 21.01

Subsidiaries of Lumber Liquidators Holdings, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Lumber Liquidators, Inc.	Delaware
Lumber Liquidators Services, LLC	Delaware
Lumber Liquidators Leasing, LLC	Delaware
Lumber Liquidators Production, LLC	Delaware
Lumber Liquidators Foreign Holdings, LLC	Delaware
Lumber Liquidators Foreign Operations, LLC	Delaware
Lumber Liquidators Luxembourg S.à.r.l.	Luxembourg
Lumber Liquidators Canada ULC	Nova Scotia, Canada
Lumber Liquidators Hong Kong Limited	Hong Kong
Lumber Liquidators Trading (Shanghai) Co. Ltd	China